UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

COMMERCIAL METALS COMPANY

(Name of Subject Company)

COMMERCIAL METALS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(including the Associated Series B Junior Participating

Preferred Stock Purchase Rights)

(Title of Class of Securities)

201723103

(CUSIP Number of Class of Securities)

Ann J. Bruder

Senior Vice President of Law, Government Affairs and Global

Compliance, General Counsel and Corporate Secretary

COMMERCIAL METALS COMPANY

6565 North MacArthur Boulevard, Suite 800

Irving, TX 75039

Telephone (214) 689-4300

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Thomas A. Cole, Esq.

Paul L. Choi, Esq.

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Facsimile: (312) 853-7036

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News Release

COMMERCIAL METALS COMPANY’S BOARD OF DIRECTORS TO REVIEW

UNSOLICITED TENDER OFFER FROM CARL ICAHN

Stockholders Advised to Take No Action Pending Review

Irving, Texas, December 9, 2011 – Commercial Metals Company (NYSE: CMC) today confirmed that Carl Icahn and Icahn Enterprises Holdings L.P. have commenced an unsolicited tender offer to acquire all outstanding common shares of Commercial Metals Company at a price of $15.00 per share.

Consistent with its fiduciary duties, Commercial Metals Company’s Board of Directors, in consultation with its independent financial and legal advisers, will review the offer.

The Board intends to advise stockholders of its formal position regarding the tender offer within ten business days by making available to stockholders and filing with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Commercial Metals Company’s stockholders are advised to take no action at this time pending the review of the tender offer by the Company’s Board.

About Commercial Metals Company

Commercial Metals Company (“CMC”) and subsidiaries manufacture, recycle and market steel and metal products, related materials and services through a network including steel minimills, steel fabrication and processing plants, construction-related product warehouses, a copper tube mill, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets.

Important Additional Information

CMC’s stockholders are strongly advised to carefully read CMC’s solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Free copies of the solicitation/recommendation statement, which will be filed by CMC with the SEC, will be available at the SEC’s web site at www.sec.gov, or at the CMC web site at www.cmc.com or by writing to CMC at 6565 N. MacArthur Blvd., Suite 800, Irving, Texas 75039, Attn: Corporate Secretary.

Contact:

Investors & Media:

Barbara Smith

Chief Financial Officer

214-689-4300

Or

Investors:

Larry Dennedy

MacKenzie Partners

212-929-5239

Media:

Debbie Miller/Chris Kittredge

Sard Verbinnen & Co

212-687-8080